Davis Polk & Wardwell
450 Lexington Avenue
New York, New York  10017

March 10, 1997

Re:  Municipal Investment Trust Fund,
     Monthly Payment Series - 572
     Defined Asset Funds
     1933 Act Number 333-06501
     1940 Act Number 811-1777

Mr. Anthony Vertuno
Senior Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C.  20549

Dear Tony:

On behalf of Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as agent for the sponsors of the above referenced trust, we hereby withdraw pursuant to Rule 24f-2, accession number
0000934850-97-001459 filed on February 27, 1997, which was previously filed and accepted on February 25, 1997 accession number
0000934850-97-001440.

George Young suggested that you could arrange for reimbursement for the duplicate filing fee in the amount of $3,059.90 to our Davis Polk & Wardwell account number 0153316 at the Morgan Guaranty Trust Company of New York.


Very truly yours,

Kenneth H. Chase